UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 14, 2005

INAMED CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-9741	59-0920629
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

5540 Ekwill Street
Santa Barbara, California		93111-2936
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (805) 683-6761

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 – Other Events.

On December 15, 2005, Inamed Corporation (“Inamed”) issued a press release announcing that on December 14, 2005 its Board of Directors unanimously approved the definitive Agreement and Plan of Merger (the “Merger Agreement”) between Inamed and Allergan, Inc. (“Allergan”) previously executed and delivered by Allergan on December 6, 2005.  However, Inamed has not yet signed the Merger Agreement. This approval was conducted in accordance with the terms of the irrevocable offer letter delivered to Inamed by Allergan on December 6, 2005.  A copy of the press release is attached hereto as Exhibit 99.1, and copies of the Merger Agreement and the irrevocable offer letter have previously been filed as exhibits to Inamed’s Schedule 14d-9/A filed with the U.S. Securities and Exhchange Commission on December 6, 2005.

Item 9.01 Financial Statements and Exhibits.

(d)           Exhibits.

99.1	Press Release of Inamed Corporation, dated December 15, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INAMED CORPORATION

Date: December 15, 2005
	By:	/s/ Joseph A. Newcomb
Joseph A. Newcomb
Executive Vice President, Secretary and General
Counsel